Exhibit 99.1

Tantech Announces the Closing of $10 Million Offering

LISHUI, China, November 24, 2020 – Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), a clean energy company in China, today announced that it closed a previously announced offering with institutional investors, raising approximately $10 million in gross proceeds, before deducting placement agent fees and other standard offering expenses, from the sale of 6,060,608 of its common shares, priced at $1.65 per share, and registered warrants to purchase up to 2,754,820 common shares in a registered direct offering, and unregistered warrants to purchase up to 3,305,788 common shares in a concurrent private placement. Such registered and unregistered warrants are immediately exercisable, expire five years from the date of issuance and have an exercise price of $1.81 per share. The Company plans to use the net proceeds from the offering for working capital and general business purposes.

Univest Securities, LLC acted as the exclusive placement agent for the transaction and received unregistered warrants in connection with the offering exercisable for up to 363,637 common shares at $1.815 per share, which are exercisable at any time during the period commencing six months after the offering’s closing date through the third anniversary of the date of their issuance.

Such common shares and registered warrants were sold to the institutional investors pursuant to a prospectus supplement forming a part of the Company’s shelf registration statement on Form F-3 (File No. 333-248197), which was originally filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2020 and was declared effective by the SEC on August 31, 2020.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of the Company’s common shares or warrants in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement to such registration statement which registers such common shares, registered warrants and the common shares underlying such registered warrants has been filed by Tantech with the SEC on November 24, 2020. Copies of the prospectus supplement relating to such registered direct offering, together with the accompanying base prospectus, can be obtained at the SEC's website at www.sec.gov.

About Tantech Holdings Ltd

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech, together with its subsidiaries, is now, in addition to be a developer and manufacturer of bamboo-based charcoal, an innovative leader in the design, manufacture and distribution of electric vehicles. The Company has also invested in mining business in 2018 and 2019.

For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com